Securities and Exchange Commission


                       Washington, D.C.  20549


                              Form 11-K



      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


               For the fiscal year ended December 31, 1993


                                 OR


      []   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934


                     Commission file number 1-7784


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  CENTURY TELEPHONE ENTERPRISES, INC.
                        DOLLARS AND SENSE PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                  CENTURY TELEPHONE ENTERPRISES, INC.
                       100 CENTURY PARK DRIVE
                          MONROE, LA  71203

                      Independent Auditors' Report
                      ----------------------------

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of net assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan (Combined Funds and individual Century Common Stock Fund, Asset Allocation Fund, Growth Stock Fund, S & P 500 Stock Fund, Money Market Fund, Loan Fund, Bond Index Fund, Sweep Account Fund, Balanced Equity Fund, Limited Maturity Bond Fund, and IDS Income Fund) as of December 31, 1993 and 1992, and the related combined and individual fund statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1993. In connection with our audits of the aforementioned financial statements, we have also audited the related financial statement schedules of Assets Held for Investment Purposes as of December 31, 1993 and Reportable Transactions for the year ended December 31, 1993. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan (Combined Funds and individual Century Common Stock Fund, Asset Allocation Fund, Growth Stock Fund, S & P 500 Stock Fund, Money Market Fund, Loan Fund, Bond Index Fund, Sweep Account Fund, Balanced Equity Fund, Limited Maturity Bond Fund, and IDS Income Fund) as of December 31, 1993 and 1992, and the combined and individual fund changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG PEAT MARWICK

/s/ KPMG PEAT MARWICK

Shreveport, Louisiana
June 24, 1994

                   CENTURY TELEPHONE ENTERPRISES, INC.
                         DOLLARS AND SENSE PLAN
             Statements of Net Assets Available for Benefits
                             Combined Funds

                                             December 31,
- - ----------------------------------------------------------------
                                     1993                1992
- - ----------------------------------------------------------------
PLAN ASSETS
  Investments
    Century Common Stock Fund     $14,820,367          11,783,895
    Asset Allocation Fund           4,779,814           2,063,235
    Growth Stock Fund               2,891,461           1,498,123
    S & P 500 Stock Fund            2,999,749           1,477,753
    Money Market Fund               2,194,149           1,477,687
    Loan Fund                       2,164,399             872,281
    Bond Index Fund                   922,203             486,581
- - -----------------------------------------------------------------
                                   30,772,142          19,659,555
- - -----------------------------------------------------------------

  Cash                                147,623             101,932
  Contributions receivable            336,053             554,572
- - -----------------------------------------------------------------
                                      483,676             656,504
- - -----------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS $31,255,818          20,316,059
=================================================================





See accompanying notes to financial statements.

                         CENTURY TELEPHONE ENTERPRISES, INC.
                           DOLLARS AND SENSE PLAN
         Statements of Changes in Net Assets Available for Benefits
                               Combined Funds


                                             Year ended December 31,
- - ----------------------------------------------------------------------------
                                         1993            1992          1991
- - ----------------------------------------------------------------------------
Investment income (loss)
  Net appreciation (depreciation) in
   fair value of investments           $(1,092,924)    3,759,396      368,643
  Other income                             291,988             -            -
  Interest income                          168,720        85,437      143,738
  Dividends - Common Stock of
   Century Telephone Enterprises, Inc.     153,782       117,722      104,295
- - -----------------------------------------------------------------------------
      Total investment income (loss)      (478,434)    3,962,555      616,676
- - -----------------------------------------------------------------------------
Contributions
  Participants                           3,727,780     3,302,194    1,888,088
  Rollover from acquired
   subsidiary's plan                     7,235,564             -            -
  Company                                1,607,955     1,216,373      795,890
- - -----------------------------------------------------------------------------
      Total contributions               12,571,299     4,518,567    2,683,978
- - -----------------------------------------------------------------------------

Participant withdrawals                 (1,141,894)     (734,515)    (353,322)

Other, net                                 (11,212)       14,803            -
- - -----------------------------------------------------------------------------
Net increase                            10,939,759     7,761,410    2,947,332

Net assets available for benefits:

  Beginning of year                     20,316,059    12,554,649    9,607,317
- - -----------------------------------------------------------------------------

  End of year                          $31,255,818    20,316,059   12,554,649
=============================================================================



See accompanying notes to financial statements.

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
              Statements of Net Assets Available for Benefits
                         Century Common Stock Fund

                                               December 31,
- - -----------------------------------------------------------------
                                        1993                1992
- - -----------------------------------------------------------------
PLAN ASSETS
  Century Common Stock             $14,820,367         11,783,895
- - -----------------------------------------------------------------
  Cash                                 147,623            101,932
  Contributions receivable             336,053            486,227
- - -----------------------------------------------------------------
                                       483,676            588,159
- - -----------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS  $15,304,043         12,372,054
=================================================================




See accompanying notes to financial statements.

                                        5

                         CENTURY TELEPHONE ENTERPRISES, INC.
                               DOLLARS AND SENSE PLAN
             Statements of Changes in Net Assets Available for Benefits
                              Century Common Stock Fund



                                                Year ended December 31,
- - -------------------------------------------------------------------------------
                                          1993            1992          1991
- - -------------------------------------------------------------------------------
Investment income (loss)
  Net appreciation (depreciation) in
   fair value of investments           $(1,811,099)     3,257,836     (121,597)
  Interest income                            7,335          1,872        3,997
  Dividends - Common Stock of
   Century Telephone Enterprises, Inc.     153,782        117,722      104,295
- - -------------------------------------------------------------------------------
     Total investment income (loss)     (1,649,982)     3,377,430      (13,305)


Contributions - Company                  1,607,955      1,216,373      795,890
Contributions - Participants             1,592,486      1,218,757    1,024,031
Participant withdrawals                   (557,117)      (506,730)    (231,931)
Transfers between funds - net            1,984,980     (1,308,228)     (88,139)
Other, net                                 (46,333)        (8,156)           -
- - -------------------------------------------------------------------------------

Net increase                             2,931,989      3,989,446    1,486,546

Net assets available for benefits:

  Beginning of year                     12,372,054      8,382,608    6,896,062
- - -------------------------------------------------------------------------------

  End of year                          $15,304,043     12,372,054    8,382,608
===============================================================================



See accompanying notes to financial statements.

                                        6

                         CENTURY TELEPHONE ENTERPRISES, INC.
                               DOLLARS AND SENSE PLAN
                   Statements of Net Assets Available for Benefits
                                Asset Allocation Fund

                                                     December 31,
- - ----------------------------------------------------------------------------
                                            1993                      1992
- - ----------------------------------------------------------------------------
PLAN ASSETS
  Asset Allocation Fund                  $4,779,814                2,063,235
  Contributions receivable                        -                   19,868
- - ----------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS        $4,779,814                2,083,103
============================================================================





See accompanying notes to financial statements.

                                        7

                    CENTURY TELEPHONE ENTERPRISES, INC.
                         DOLLARS AND SENSE PLAN
          Statements of Changes in Net Assets Available for Benefits
                           Asset Allocation Fund


                                               Year ended December 31,
- - ----------------------------------------------------------------------------
                                                 1993       1992      1991
- - ----------------------------------------------------------------------------
Investment income
  Net appreciation in fair
   value of investments                        $ 282,958     138,187       -
  Other income                                   118,371           -       -
- - ----------------------------------------------------------------------------
    Total investment income                      401,329     138,187       -

Contributions - Participants                     661,640     460,541       -
Participant withdrawals                         (138,202)    (37,698)      -
Transfers between funds - net                  1,797,281   1,513,953       -
Other, net                                       (25,337)      8,120       -
- - ----------------------------------------------------------------------------
Net increase                                   2,696,711   2,083,103       -

Net assets available for benefits:

  Beginning of year                            2,083,103           -       -
- - ----------------------------------------------------------------------------

  End of year                                 $4,779,814   2,083,103       -
============================================================================




See accompanying notes to financial statements.

                                 8

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
              Statements of Net Assets Available for Benefits
                            Growth Stock Fund

                                                  December 31,
- - ----------------------------------------------------------------------
                                            1993                1992
- - ----------------------------------------------------------------------
PLAN ASSETS
  Growth Stock Fund                      $2,891,461          1,498,123
  Contributions receivable                        -             14,361
- - ----------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS        $2,891,461          1,512,484
======================================================================



See accompanying notes to financial statements.

                   CENTURY TELEPHONE ENTERPRISES, INC.
                         DOLLARS AND SENSE PLAN
       Statements of Changes in Net Assets Available for Benefits
                           Growth Stock Fund


                                                Year ended December 31,
- - -----------------------------------------------------------------------------
                                                 1993         1992       1991
- - -----------------------------------------------------------------------------
Investment income
  Net appreciation in fair
   value of investments                         $238,607    247,389         -
  Other income                                    84,109          -         -
- - -----------------------------------------------------------------------------
    Total investment income                      322,716    247,389         -
Contributions - Participants                     491,678    385,824         -
Participant withdrawals                          (84,792)   (24,434)        -
Transfers between funds - net                    651,646    901,890         -
Other, net                                        (2,271)     1,815         -
- - -----------------------------------------------------------------------------
Net increase                                   1,378,977  1,512,484         -

Net assets available for benefits:

  Beginning of year                            1,512,484          -         -
- - -----------------------------------------------------------------------------

  End of year                                 $2,891,461  1,512,484         -
=============================================================================



See accompanying notes to financial statements.

                                    10

               CENTURY TELEPHONE ENTERPRISES, INC.
                     DOLLARS AND SENSE PLAN
           Statements of Net Assets Available for Benefits
                      S & P 500 Stock Fund

                                                     December 31,
- - -----------------------------------------------------------------------
                                               1993                1992
- - -----------------------------------------------------------------------
PLAN ASSETS
  S & P 500 Stock Fund                     $2,999,749          1,477,753
  Contributions receivable                          -             15,576
- - ------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $2,999,749          1,493,329
========================================================================



See accompanying notes to financial statements.

                                   11

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
        Statements of Changes in Net Assets Available for Benefits
                           S & P 500  Stock Fund


                                                  Year ended December 31,
- - ----------------------------------------------------------------------------
                                                   1993       1992      1991
- - ----------------------------------------------------------------------------

Investment income
  Net appreciation in fair
   value of investments                         $ 173,271     110,046       -
  Other income                                     36,728           -       -
- - -----------------------------------------------------------------------------
    Total investment income                       209,999     110,046       -

Contributions - Participants                      477,422     392,177       -
Participant withdrawals                           (82,906)    (19,023)      -
Transfers between funds - net                     903,277   1,010,373       -
Other, net                                         (1,372)       (244)      -
- - -----------------------------------------------------------------------------
Net increase                                    1,506,420   1,493,329       -

Net assets available for benefits:

  Beginning of year                             1,493,329           -       -
- - -----------------------------------------------------------------------------

  End of year                                  $2,999,749   1,493,329       -
=============================================================================



See accompanying notes to financial statements.

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
              Statements of Net Assets Available for Benefits
                             Money Market Fund


                                                   December 31,
- - -----------------------------------------------------------------------
                                             1993                1992
- - -----------------------------------------------------------------------
PLAN ASSETS
  Money Market Fund                       $2,194,149          1,477,687
  Contributions receivable                         -             14,364
- - -----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $2,194,149          1,492,051
=======================================================================



See accompanying notes to financial statements.

                                   13

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
        Statements of Changes in Net Assets Available for Benefits
                             Money Market Fund


                                             Year ended December 31,
- - ----------------------------------------------------------------------------
                                          1993           1992         1991
- - ----------------------------------------------------------------------------
Investment income
  Other income                       $   28,463              -           -
  Interest income                        18,231         23,069           -
- - ----------------------------------------------------------------------------
    Total investment income              46,694         23,069           -

Contributions - Participants            378,329        430,572           -
Participant withdrawals                (167,454)       (89,302)          -
Transfers between funds - net           377,776      1,130,623           -
Other, net                               66,753         (2,911)          -
- - ----------------------------------------------------------------------------
Net increase                            702,098      1,492,051           -

Net assets available for benefits:

  Beginning of year                   1,492,051              -           -
- - ----------------------------------------------------------------------------

  End of year                        $2,194,149      1,492,051           -
============================================================================



See accompanying notes to financial statements.

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
               Statements of Net Assets Available for Benefits
                                 Loan Fund

                                                 December 31,
- - ---------------------------------------------------------------------
                                           1993                1992
- - ---------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
  Loans to Participants                $2,164,399            872,281
====================================================================




See accompanying notes to financial statements.

                                15

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
          Statements of Changes in Net Assets Available for Benefits
                               Loan Fund



                                                Year ended December 31,
- - --------------------------------------------------------------------------
                                       1993            1992           1991
- - --------------------------------------------------------------------------

Interest income                     $ 124,601         20,380            -
Participant withdrawals               (70,922)       (17,959)           -
Transfers between funds - net       1,238,439        869,860            -
- - --------------------------------------------------------------------------
Net increase                        1,292,118        872,281            -

Net assets available for benefits:

  Beginning of year                   872,281              -            -
- - --------------------------------------------------------------------------

  End of year                      $2,164,399        872,281            -
=========================================================================


See accompanying notes to financial statements.

                                 16

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
              Statements of Net Assets Available for Benefits
                             Bond Index Fund


                                                    December 31,
- - -----------------------------------------------------------------------
                                              1993               1992
- - -----------------------------------------------------------------------
PLAN ASSETS
  Bond Index Fund                         $ 922,203             486,581
  Contributions receivable                        -               4,176
- - -----------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS         $ 922,203             490,757
=======================================================================



See accompanying notes to financial statements.

                                  17

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
        Statements of Changes in Net Assets Available for Benefits
                              Bond Index Fund


                                                 Year ended December 31,
- - ---------------------------------------------------------------------------
                                                  1993        1992     1991
- - ---------------------------------------------------------------------------

Investment income
  Net appreciation in fair
   value of investments                         $  23,339    15,889       -
  Other income                                     24,317         -       -
- - ---------------------------------------------------------------------------
    Total investment income                        47,656    15,889       -


Contributions - Participants                      126,225    99,963       -
Participant withdrawals                           (38,449)   (8,439)      -
Transfers between funds - net                     295,609   381,405       -
Other, net                                            405     1,939       -
- - ---------------------------------------------------------------------------

Net increase                                      431,446   490,757       -

Net assets available for benefits:

  Beginning of year                               490,757         -       -
- - ---------------------------------------------------------------------------

  End of year                                   $ 922,203   490,757       -
===========================================================================



See accompanying notes to financial statements.

                                  18

                   CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
              Statements of Net Assets Available for Benefits
                            Sweep Account Fund


                                                     December 31,
- - ---------------------------------------------------------------------
                                             1993                1992
- - ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS          $  -                    -
=====================================================================





See accompanying notes to financial statements.

                                   19

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
        Statements of Changes in Net Assets Available for Benefits
                            Sweep Account Fund


                                             Year ended December 31,
- - -------------------------------------------------------------------------
                                        1993           1992         1991
- - -------------------------------------------------------------------------

Interest income                     $   18,553        40,116           -
Rollover from acquired
  subsidiary's plan                  7,235,564             -           -
Participant withdrawals                 (2,052)       (1,116)          -
Transfers between funds - net       (7,249,008)      (39,000)          -
Other, net                              (3,057)            -           -
- - -------------------------------------------------------------------------

Net change                                   -             -           -

Net assets available for benefits:

  Beginning of year                          -             -           -
- - -------------------------------------------------------------------------

  End of year                       $        -             -           -
=========================================================================



See accompanying notes to financial statements.

                                   20

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
              Statements of Net Assets Available for Benefits
                           Balanced Equity Fund


                                                       December 31,
- - -----------------------------------------------------------------------------
                                                 1993                1992
- - -----------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS             $    -                   -
=============================================================================




See accompanying notes to financial statements.

                                    21

                     CENTURY TELEPHONE ENTERPRISES, INC.
                           DOLLARS AND SENSE PLAN
          Statements of Changes in Net Assets Available for Benefits
                            Balanced Equity Fund


                                               Year ended December 31,
- - --------------------------------------------------------------------------
                                          1993         1992          1991
- - --------------------------------------------------------------------------

Investment income
  Net appreciation (depreciation) in
   fair value of investments            $    -       (39,107)      461,505
  Interest income                            -             -        20,663
- - --------------------------------------------------------------------------
    Total investment income                  -        (39,107)     482,168

Contributions - Participants                 -        124,004      375,436
Participant withdrawals                      -        (20,321)     (43,943)
Transfers between funds - net                -     (2,202,306)      71,332
Other, net                                   -         10,337            -
- - --------------------------------------------------------------------------
Net increase (decrease)                      -     (2,127,393)     884,993

Net assets available for benefits:

  Beginning of year                          -      2,127,393    1,242,400
- - --------------------------------------------------------------------------

  End of year                           $    -              -    2,127,393
==========================================================================



See accompanying notes to financial statements.

                                  22

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
              Statements of Net Assets Available for Benefits
                        Limited Maturity Bond Fund


                                              December 31,
- - -------------------------------------------------------------------
                                       1993                1992
- - -------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS     $   -                  -
===================================================================



See accompanying notes to financial statements.

                                   23

                     CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
          Statements of Changes in Net Assets Available for Benefits
                        Limited Maturity Bond Fund



                                          Year ended December 31,
- - -------------------------------------------------------------------------
                                       1993            1992          1991
- - -------------------------------------------------------------------------
Investment income
  Net appreciation (depreciation) in
    fair value of investments         $   -            (116)       28,774
  Interest income                         -               -        11,215
- - -------------------------------------------------------------------------
    Total investment income               -            (116)       39,989

Contributions - Participants              -          38,420       115,809
Participant withdrawals                   -          (4,718)      (11,711)
Transfers between funds - net             -        (496,338)        9,652
Other, net                                -           8,509             -
- - -------------------------------------------------------------------------
Net increase (decrease)                   -        (454,243)      153,739

Net assets available for benefits:

  Beginning of year                       -         454,243       300,504
- - -------------------------------------------------------------------------

  End of year                        $    -               -       454,243
=========================================================================



See accompanying notes to financial statements.

                                    24

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
               Statements of Net Assets Available for Benefits
                            IDS Income Fund


                                                       December 31,
- - -------------------------------------------------------------------------
                                                1993                1992
- - -------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS              $    -                  -
=========================================================================



See accompanying notes to financial statements.

                                      25

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
          Statements of Changes in Net Assets Available for Benefits
                              IDS Income Fund


                                           Year ended December 31,
- - ---------------------------------------------------------------------------
                                        1993            1992          1991
- - ---------------------------------------------------------------------------
Investment income
  Net appreciation (depreciation) in
   fair value of investments           $  -           29,272           (39)
  Interest income                         -                -       107,863
- - ---------------------------------------------------------------------------
    Total investment income               -           29,272       107,824

Contributions - Participants              -          151,936       372,812
Participant withdrawals                   -           (4,775)      (65,737)
Transfers between funds - net             -       (1,762,232)        7,155
Other, net                                -           (4,606)            -
- - ---------------------------------------------------------------------------
Net increase (decrease)                   -       (1,590,405)      422,054

Net assets available for benefits:

  Beginning of year                       -        1,590,405     1,168,351
- - ---------------------------------------------------------------------------

  End of year                           $ -                -     1,590,405
===========================================================================



See accompanying notes to financial statements.

                                       26

                    CENTURY TELEPHONE ENTERPRISES, INC.
                          DOLLARS AND SENSE PLAN
                       Notes to Financial Statements
                             December 31, 1993

        (1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF
             THE PLAN

             Basis of Presentation

             The Century Telephone Enterprises, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

             The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

             The  following description of the Plan provides  only  general
             information.   Participants should refer to the Plan agreement
             for a more complete description of the Plan's provisions.

             Restatement of Plan

             Effective with the change in Trustee on April 1, 1992, the Plan was restated for the Tax Reform Act of 1986 and new investment funds were established, including a Loan Fund (see Loans to Participants).

             Participation

             Participation  in  the  Plan  is  available  to  each  of  the employees of Century Telephone Enterprises, Inc. and its participating Subsidiaries (the Company), other than part-time or temporary employees. In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company.

             In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of compensation, excluding bonuses, overtime pay and certain other non-salary compensation. The amount of compensation deferred by each participant is credited to an account (Participant Contribution Account) maintained for each participant by the Trustee. The Participant Contribution Account is self-directed.

             As of the end of each payroll period, the Company contributes to the account (Employer Contribution Account) of each participant a contribution equal to 45% (40% prior to April 1993 and 25% prior to April 1992) of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to the Plan. Such additional contributions were $336,053 in 1993, $404,928 in 1992, and $409,666 in 1991.
             Company  contributions may be made in  the  form  of  cash  or
             Century Telephone Enterprises, Inc. Common Stock (Century Common Stock). If made in the form of cash, such cash is applied by the Trustee to the purchase of Century Common Stock. During 1993, 1992 and 1991, the Company contributed $1,607,955, $1,216,373, and $795,890, respectively, to the
             Plan.

                                                              (Continued)

                          CENTURY TELEPHONE ENTERPRISES, INC.
                                 DOLLARS AND SENSE PLAN
                             Notes to Financial Statements


             An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under
             Section 401(k) of the Internal Revenue Code,  as  amended (the
             Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

             The interest of a participant in his Participant Contribution Account, his Participant Rollover Account and his Employer Contribution Account is fully vested and non-forfeitable at all times.

             Reports to Participants

             All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

             Distributions and Withdrawals

             If the employment of a participant  with  the  employer ceases because  of  death,  the  attainment  of  age  65, disability, termination of employment or for any other reason, the participant's entire interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

             No withdrawals will be permitted from an Employer Contribution Account. A withdrawal may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or to prevent eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

             Plan Termination

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

                                                            (Continued)

                          CENTURY TELEPHONE ENTERPRISES, INC.
                                 DOLLARS AND SENSE PLAN
                             Notes to Financial Statements


             Loans to Participants

             The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the Wells Fargo Bank Prime Rate plus 3%. The loan repayment period may be for any period not to exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

             Trustee

             The Trustee of the Plan, as of December 31, 1993, was Wells Fargo Bank, N.A. Prior to April 1, 1992, Ameritrust Texas, N.A., was the Trustee of the Plan. The financial statements include the activity of the funds maintained by Wells Fargo from April 1, 1992 through December 31, 1993 and the activity of the funds maintained by Ameritrust from January 1, 1991 through March 31, 1992. The Board of Directors of the Company may remove the Trustee and appoint a successor trustee.

             The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan. Prior to April 1, 1992, the Company had entered into an Investment Management Agreement with IDS Trust Company, a subsidiary of IDS Financial Services, Inc., to serve as investment manager with respect to investments in the IDS Income Fund.

             Administration

             The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is absorbed by the Company.

             Realized Gains and Losses

             Effective January 1, 1990, the Department of Labor requires the Plan to report realized gains and losses on the disposition of Plan investments based on a revalued cost of the investments. Revalued cost is defined as the current value of the investments at the beginning of the plan year, as carried forward from the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year.

             Market Value Determination

             Investments in Century Common Stock are valued at the closing market quote on December 31, 1993, 1992, and 1991, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principle amount outstanding which approximates market value.

                                                                (Continued)

                          CENTURY TELEPHONE ENTERPRISES, INC.
                                 DOLLARS AND SENSE PLAN
                             Notes to Financial Statements


          (2)  PROVISIONS OF THE FUNDS

             The following is a description of each of the funds available to Plan participants as of December 31, 1993.

             (a) Century  Common Stock  Fund  -  consists  of shares of
                 Century Common Stock (47.4% and 58.0% of net assets at December 31, 1993 and 1992, respectively).

             (b) Asset Allocation  Fund  - consists primarily of investments among common stocks, U. S. Treasury bonds and money market instruments (15.3% and 10.1% of net assets at December 31, 1993 and 1992, respectively).

             (c) Growth Stock Fund  - consists primarily of equities
                 expected to generate above market prices of growth in revenues and earnings (9.3% and 7.4% of net assets at December 31, 1993 and 1992, respectively).

             (d) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (9.6% and 7.3% of net assets at December 31, 1993 and 1992, respectively).

             (e) Money Market Fund  -  consists  primarily  of  short-
                 term investments in various money market instruments (7.0% and 7.3% of net assets at December 31, 1993 and 1992, respectively).

             (f) Bond Index Fund - consists  primarily  of  investments  in government and corporate bonds (3.0% and 2.4% of net assets at December 31, 1993 and 1992, respectively).

             (g) Loan   Fund   -represents  loans  to  participants  from
                 the participants' investment accounts (6.9% and 4.3% of net assets at December 31, 1993 and 1992, respectively).

             The following is a description of certain of the funds that were available to Plan participants prior to April 1, 1992.

             (a) The  Balanced  Equity  Fund  -  consisted  primarily of investments in equity securities of public companies in attractive economic sectors.

             (b) The Limited Maturity Bond Fund - consisted primarily of
                 investments  in  government   and  corporate  fixed  income
                 instruments with maturities of less than two years.

             (c) The   IDS   Income  Fund  -  consisted   primarily   of
                 investments in guaranteed investment contracts and various money market instruments.


                                                            (Continued)

                          CENTURY TELEPHONE ENTERPRISES, INC.
                                 DOLLARS AND SENSE PLAN
                             Notes to Financial Statements


             A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, a participant can only change the contribution percentage on a quarterly basis.

             All amounts allocated to a participant's Employer Contribution Account are invested in Century Common Stock. A participant has no power to transfer amounts from an Employer Contribution Account to an investment fund other than the Century Common Stock Fund.

          (3)  INCOME TAXES

             The Plan and related trusts meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was obtained in March 1988 prior to required amendments to the Plan due to the Tax Reform Act of 1986 and restatement due to the change in the Trustee. The Plan is in the process of obtaining a determination letter for the restated Plan.

          (4)  RELATED PARTY TRANSACTIONS

             Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Wells Fargo Bank, N.A. for the investment management services amounted to $113,026 for the year ended December 31, 1993. Additionally, Ameritrust Texas, N.A. was the Trustee prior to April 1, 1992 and, accordingly, qualified as a party-in-interest.

          (5)  ROLLOVER FROM ACQUIRED SUBSIDIARY'S PLAN

             During 1993 the Company acquired all of the outstanding common
             stock  of  a  telephone  company  and  the  Plan  received   a
             $7,235,564 rollover from the acquired subsidiary's plan.

          (6)  CONCENTRATION OF INVESTMENTS

             As of December 31, 1993, 47.4% of the net assets available for benefits were invested in the common stock of the Company. All of the remaining net assets available for benefits are shares of mutual funds managed by Wells Fargo Bank, N.A.

          (7)  SUBSEQUENT EVENTS

             Effective April 1994, the Company increased its matching contribution to 50% of each participant's contribution during a payroll period; however, this matching contribution shall apply only to the first 6% of each participant's compensation.

             Also effective April 1994, a participant who has attained age 55 may direct the investment of the balances in their Employer Contribution Account.

                                                                  Schedule I

                      CENTURY TELEPHONE ENTERPRISES, INC.
                            DOLLARS AND SENSE PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Identity of issuer, borrower,       Description                   Current
  lessor or similar party          of Investment       Cost        Value
- - ------------------------------------------------------------------------------------
Investment in Century common stock  1,317,566 units/
                                      575,836 shares  $15,134,575  14,820,367  Note 2

Investments in Mutual Funds for
  Qualified Employee Benefit Plans:

    Asset Allocation Fund             465,415 units     4,698,589   4,779,814  Note 2
    Growth Stock Fund                 262,621 units     2,662,497   2,891,461  Note 2
    S & P 500 Stock Fund              287,332 units     2,889,492   2,999,749  Note 2
    Money Market Fund               2,194,149 units     2,194,149   2,194,149  Note 2
    Loan Fund                               -           2,164,399   2,164,399  Note 2
    Bond Index Fund                    92,777 units       928,440     922,203
- - ------------------------------------------------------------------------------------
                                                      $30,672,141  30,772,142
====================================================================================

Note 1:The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A. Wells Fargo Bank, N. A. sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc. as sponsor of the Plan is considered a party-in-interest.

Note 2:These investments represent amounts greater than 5% of net assets available for benefits.

                                                               Schedule II

                      CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1993

                                                                                                Current Value of
                                                    Redemption                                  Asset at Date of
                                        Purchase    or Selling   Lease    Expense    Cost of     Acquisition or     Net
      Description of Transaction          Price       Price     Rental   Incurred     Asset        Disposition      Gain
- - ------------------------------------------------------------------------------------------------------------------------
                                         (Note 2)                                                    (Note 3)
Category (3) - A series of transactions
 in excess of 5% of beginning of year
 Plan assets available for benefits


Investments in Century common stock
  (134 purchases, 93 sales)            $10,266,710  5,535,008     -        -          4,628,326        -          906,682
Investments in Mutual Funds for
 Qualified Employee Benefit Plans:
    Asset Allocation Fund
     (97 purchases, 112 sales)           5,662,076  3,228,455     -        -          2,894,853        -          333,602
    Growth Stock Fund (111
     purchases, 92 sales)                3,108,701  1,953,970     -        -          1,704,831        -          249,139
    S & P 500 Stock Fund
     (98 purchases, 104 sales)           3,593,086  2,244,360     -        -          2,075,901        -          168,459
    Money Market Fund (90
     purchases, 120 sales)              10,209,869  9,535,850     -        -         9,535,850         -                -
    Bond Index Fund (57
     purchases, 36 sales)                1,023,258     95,546     -        -            94,817         -              729


Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. sponsors these funds and accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc. as sponsor of the Plan is considered a party-in-interest.

       (2) The purchase price also denotes cost and current value of the security on the transaction date.

       (3) Current value is substantially the same amount as purchase price or selling price of the security at the transaction date.

                                SIGNATURE




             Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         Century Telephone Enterprises,Inc.
                                         Dollars and Sense Plan


             June 28, 1994                /s/  Ray B. Finney
                                         ---------------------------------
                                         Ray B. Finney
                                         Plan Administration Committee Member

                     CENTURY TELEPHONE ENTERPRISES, INC.

                               Index to Exhibit



     Exhibit
     Number
- - -----------------------------------------------------------------------------
     23.1       Consent of KPMG Peat Marwick